

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
David A. McGuffie
Chief Executive Officer
Covisint Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re: Covisint Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 14, 2012**
> **CIK No. 0001563699**

Dear Mr. McGuffie:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

3. On pages 1 and 39, you qualify your disclosure "in its entirety" to other portions of your prospectus that contain more detailed information. Please remove this disclaimer and clarify whether the summary information provided is materially complete to discuss the key portions of your prospectus and/or financial statements.

4. Please revise to disclose the basis of your disclosure on page 1 that you provide a "leading cloud engagement platform for enabling organizations to securely connect, engage and collaborate with large, distributed communities of customers, business partners and suppliers." Your revised disclosure should provide sufficient specificity as to the criteria you base your conclusion that your platform is a leading platform, such as sales or market share information. Also, please provide us, on a supplemental basis, any internal or third party reports that verify your claims.

5. On page 1, you disclose that your platform will "enable new external processes" by your customers that were not previously possible. Please briefly explain here and in your business section what types of external processes your platform may allow your customers to perform that they are currently unable to perform. For example, it is unclear whether you are referring to specific features of your platform that are currently used in your existing vertical markets such as healthcare that can be applied to new vertical markets like financial services, or if you are referring to the fact that your platform's architecture may allow customers the flexibility and creativity to develop and include new features that are not currently used in any of your existing vertical markets.

6. In your prospectus summary section, please revise to briefly discuss your agreements with Compuware related to your initial public offering, such as the master separation agreement, the GDO services agreement, the intellectual property agreement, the registration rights agreement, the shared services agreement and the tax sharing agreement. In your discussion, please also clarify that Compuware has the discretion to effect a tax-free distribution of its shares of Covisint that may occur after the initial public offering takes place and may cause several of these agreements to be terminated, renewed, and/or renegotiated.

Risk Factors

General

7.   Please consider adding a risk factor that discusses Compuware's discretion to effect a tax-free distribution of your shares to its shareholders and its potential impact on your investors and operations.

In preparing our financial statements for the fiscal years …, page 10

8.   Please revise this risk factor or provide a new risk factor that clarifies that as an emerging growth company, you are not required to provide your management's assessment of the effectiveness of your internal controls over financial reporting until your second annual report filed after the close of your IPO. Your discussion should discuss the risks to investors in light of your existing disclosure of your material weaknesses described on page 10.

We derive a significant percentage of our total revenue from our …, page 12

9.   Please state the percentage of revenues attributable to your principal customer during the most recently completed year.

As long as Compuware controls us, your ability to influence …, page 21

10.   Please revise your first risk factor on page 21 or other appropriate risk factors to clarify that 3 of your 5 directors are affiliates of Compuware, as we note that Messrs. Paul, Grabe and Syzgenda are directors of Compuware and Mr. Paul is also Compuware's chief executive officer.

We are an "emerging growth company" within the meaning of ..., page 24

11.   You indicate that you will be an emerging growth company for up to five years. Please indicate that you may lose your status as an emerging growth company at an earlier time and provide a cross-reference to an appropriate page of the prospectus where you provide a materially complete description of the circumstances in which emerging growth company status would end before the expiration of five years.

Industry and Market Data, page 36

12.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 36 from which market or other data is extracted. To expedite our

review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please clarify whether any of these reports where commissioned on the behalf of Covisint or Compuware.

Use of Proceeds, page 37

13. To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 4-5 and 70-71 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

14. In light of your losses in prior periods that resulted from investments in your platform, please revise to provide a discussion of whether your growth strategy or any operational changes will affect your profitability including whether you anticipate generating profits in the next fiscal year and the basis for that belief.

15. Please revise to add a discussion of how your management considers your renewal rates for your applications and services. Please provide both quantitative and qualitative disclosure of your renewal rates.

16. Please revise to provide a discussion of your anticipated costs for the fiscal year 2013 that are a result of becoming a public company that were not incurred in fiscal year 2012. For example, it appears that you may incur additional administrative expenses related to your shared services agreements and your public reporting obligations.

Key Metrics, page 45

17. For your key metrics please revise to note trends and fluctuations in dollar amounts and percentage relationships over the reported periods that are reasonably likely to have a favorable or unfavorable impact on future results and financial position. We see what appear to be material fluctuations and trends among metrics in periods disclosed. See Item 303 of Regulation S-K.

18. We also note that you exclude capitalized software amortization associated with your

research and development expenses in your adjusted gross margin metric as that expense is "not representative of [y]our operating performance." Please revise to explain further why a cost directly associated with and contributing to your platform revenue generating offerings would not be representative of an operating performance cost.   See Item 10(e) of Regulation S-K.

New Annual Subscription Revenue, page 46

19.   It is not clear to us how "New Annual Subscription Revenue" is annual revenue per se. It appears to be annualized revenue on new contracts entered into in the fiscal year as if in place the entire year. Please revise to clarify.

Critical Accounting Policies

Stock Compensation

Compuware Corporation Stock Compensation, page 54

20.   We note your disclosure that the expected life of the stock option is based on the simplified method as described in Staff Accounting Bulletin (SAB) Topic 14. Considering the established nature of Compuware operations, please describe for us in greater detail what consideration was given to using historical exercise data in determining the expected life of the stock options. Refer to SAB Topic 14.D.2.

Covisint Corporation Stock Compensation, page 54

21.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price, when determined, and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

22.   Please tell us when you determine your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

23.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

24.   For any options granted or other share-based issuances or modifications subsequent to the

most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Liquidity and Capital Resources, page 63

25.   Please revise to clarify your anticipated cash balance upon the close of your offering and clarify whether you will rely on offering proceeds until you generate sufficient cash flows from operations.

26.   On page 63, you indicate that you believe that your offering proceeds and operating cash flows are sufficient for your working capital needs for the next 12 months from March 2013. Please revise to clarify whether this statement refers to maintaining your current operations, or if you are also referring to implementing your growth strategy and/or making capital improvements.

Business

Our Customers, page 75

27.   Please revise to provide a more detailed discussion of the size and nature of your customers. You disclose on page 76 that you have 3,000 customers, noting several large customers such as General Motors, AT&T, and Blue Cross Blue Shield Association. It is unclear whether your customers comprise mostly of very large enterprises that need a robust platform to allow a very large number of their customers, employees, and suppliers access or whether your platforms are sufficiently scalable to provide services for medium and smaller sized entities. For example, in your healthcare vertical, please clarify whether your clients are mostly large insurance entities or if your platform can also be sold to smaller hospitals or physicians groups.

28.   We note that your sales related to General Motors and its affiliates exceeded 10% of your total revenues for fiscal year 2012. Please advise us whether you are substantially dependent on any single agreement or series of substantially similar agreements with General Motors or its affiliates. To the extent any of these agreements are material, please file them pursuant to Item 601(b)(10) of Regulation S-K.

Research and Development, page 77

29.   It appears that in fiscal 2012, that over half of your research and development staff were non-Covisint employees. Please revise to clarify whether you will continue to use non-Covisint employees for research and development after your IPO.

Our Competition, page 78

30.   On page 78, you indicate that your primary competition currently consists of internal IT
       groups and established system integrators. Please revise to provide more details of the
       systems integrators that are your competitors. It is unclear whether you are referring to
       legacy systems or non-cloud based systems or if these system integrators provide similar
       platforms that you currently provide in the auto, healthcare, and energy industries.
       Further, please clarify whether these system integrators are developing similar platforms
       in-house, designing a custom platform for each customer, or our integrating third party
       software under a distribution or licensing agreement.

31.   To the extent possible, please clarify whether any of your listed competitors significantly
       competes in any of the industries you currently offer products or will provide products in
       the next fiscal year, such as the financial services industry.

Management, page 80

32.   Please revise to state that you will qualify as a controlled company under the rules of
       your intended trading market and describe the extent to which you plan to rely on
       modified corporate governance requirements available to you as a controlled company of
       Compuware. For example, discuss how the NASDAQ rules governing the composition
       of your board its committees vary from those that are generally applicable to listed
       companies that do not have controlled company status.

33.   On page 82, you indicate that all of your non-employee directors are independent under
       NASDAQ's listing rules. Please revise to clarify whether Mr. Robert C. Paul, the chief
       executive officer of Compuware, is a non-employee, independent director of Covisint.
       Your disclosures should clarify whether you currently comply with NASDAQ's
       corporate governance requirements, as your disclosure on page 31 is silent as to whether
       the majority of your board consists of independent directors.

Certain Relationships and Related Party Transactions, page 96

34.   On page 96, you disclose that allocations of ordinary course of business expenses
       provided by Compuware on behalf of Covisint totaled $7.5 million in fiscal 2012, $6.2
       million in fiscal 2011, and $5.7 million in fiscal 2010. Please revise to clarify whether
       these amounts include the research and development expenses described on page F-41
       provided by Compuware on behalf of Covisint.

35.   Please expand the second paragraph under the sub-heading "Compuware as our
       Controlling Shareholder" to describe concisely the "certain exceptions" to Compuware's
       agreement not to dispose of any of its shares of your common stock for a period of 180

days after the date of the prospectus.

Legal Matters, page 123

36.   Please summarize the material terms of the referenced arrangement to acquire common stock shares of Compuware, or in your response letter provide an analysis supporting a conclusion that the interest does not exceed the disclosure threshold set out in Instruction 1 to Item 509 of Regulation S-K.

Audited Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

37.   We note your disclosure that expenses allocated to the company for the corporate services are not necessarily indicative of the expense that would have been incurred if the company had been a separate, independent entity and had otherwise managed these functions. Please tell us what consideration was given to providing an estimate of what the expenses would have been on a stand alone basis, as if Covisint had operated as an unaffiliated entity. Please refer to SAB Topic 1.B.1.

Deferred Costs, page F-9

38.   Please tell us and disclose in greater detail the types of costs included in deferred costs. If possible, please tell us how such deferred costs relate proportionately to your service revenue offerings such as "platform, customer subscription and support, and services related to implementation, solution deployment and on-boarding."

Research and Development, F-10

39.   We note your policy of capitalizing qualifying computer software costs incurred during the application development stage. We also note that the capitalization percentage was 95% of research and development costs incurred for the six months ended September 30, 2012 disclosed on pages 58 and F-28. This would appear to mean that your early phase or preliminary project stage costs were not significant. We note from your disclosure on page 4 that a key element of your growth strategies is your continued investment in research and development for expansion of mobility and analytics capabilities, your AppCloud developer community and to develop added vertical solutions for new customer entry points. Please tell us why more than an insignificant dollar amount of those kinds of investments in research and development would not have been characterized and expensed as "preliminary project stage" expenses under ASC 350-40.

Note 6. Income Taxes, page F-18

40.   We note the impact of the deferred tax asset valuation allowance in your rate
        reconciliation. Please tell us what consideration was given to disclosing the total
        valuation allowance recognized for deferred tax assets and the net change in the valuation
        allowance for each year. Please refer to ASC 740-10-50-2.

Note 9. Related Party Transactions, page F-26

41.   Tell us whether the Compuware services staff utilization continued into the quarter ended
        September 30, 2012 and if so, why relevant related party disclosure is not made in that
        period. In addition, since these services were incurred at cost tell us and disclose what
        the costs would have been in the respective periods if they had been incurred by the
        company on an unaffiliated basis. See SAB Topic 1.B.1.

Exhibits

42.   Please advise us whether you have any material agreements related to your third-party
        data centers, pursuant to Item 601(b)(10) of Regulation S-K. On page 18, you disclose
        that a majority of your solutions are hosted with third party data center provider Savvis
        Inc. To the extent you are substantially dependent on an agreement with a third party
        data center provider, please file it as an exhibit and describe the material rights and
        obligations of the parties under such agreement in your prospectus.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Norman H. Beitner, Esq.
        Honigman Miller Schwartz and Cohn LLP